Exhibit 5.3

Luxembourg, July 17, 2015

TO:

Medtronic plc

20 Lower Hatch Street

Dublin 2, Ireland

(the “Addressee”)

Dear Sirs,

We are acting as Luxembourg legal counsel to Medtronic Global Holdings S.C.A., a Luxembourg corporate partnership limited by shares (société en commandite par actions), having its registered office at 1, rue du Potager, L-2347 Luxembourg, Grand Duchy of Luxembourg, registered with the Trade and Companies Register of Luxembourg under number B 191.129 (“Luxco” or the “Company”).

We render this opinion in connection with the registration statement on Form S-4 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), by Medtronic plc, a public limited company organized under the laws of Ireland, Luxco and Medtronic, Inc., a Minnesota corporation, in relation to an offering of (i) up to $500,000,000 aggregate principal amount of Medtronic, Inc.’s Floating Rate Senior Notes due March 15, 2020 and guaranteed by Medtronic plc and Luxco (the “Exchange Floating Rate Notes”), (ii) up to $1,000,000,000 aggregate principal amount of Medtronic, Inc.’s 1.500% Senior Notes due March 15, 2018 and guaranteed by Medtronic plc and Luxco (the “Exchange 2018 Notes”), (iii) up to $2,500,000,000 aggregate principal amount of Medtronic, Inc.’s 2.500% Senior Notes due March 15, 2020 and guaranteed by Medtronic plc and Luxco (the “Exchange 2020 Notes”), (iv) up to $2,500,000,000 aggregate principal amount of its 3.150% Senior Notes due March 15, 2022 and guaranteed by Medtronic plc and Luxco (the “Exchange 2022 Notes”), (v) up to $4,000,000,000 aggregate principal amount of its 3.500% Senior Notes due March 15, 2025 and guaranteed by Medtronic plc and Luxco (the “Exchange 2025 Notes”), (vi) up to $2,500,000,000 aggregate principal amount of its 4.375% Senior Notes due March 15, 2035 and guaranteed by Medtronic plc and Luxco (the “Exchange 2035 Notes”), and (vii) up to $4,000,000,000 aggregate principal amount of its 4.625% Senior Notes due March 15, 2045 and guaranteed by Medtronic plc and Luxco (the “Exchange 2045 Notes”, and together with the Exchange Floating Rate Notes, the Exchange 2018 Notes, the Exchange 2020 Notes, the Exchange 2022 Notes, the Exchange 2025 Notes, the Exchange 2035 Notes and the 2045 Exchange Notes, the “Exchange Notes”), each of which have been registered under the Securities Act of 1933, in exchange for the outstanding (i) Floating Rate Notes due March 15, 2020 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding Floating Rate Notes”), (ii) 1.500% Senior Notes due March 15, 2018 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2018 Notes”), (iii) 2.500% Senior Notes due March 15, 2020 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2020 Notes”), (iv) 3.150% Senior Notes due March 15, 2022 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2022 Notes”), (v) 3.500% Senior Notes due March 15, 2025 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2025 Notes”), (vi) 4.375% Senior Notes due March 15, 2035 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2035 Notes”), and (vii) 4.625% Senior Notes due March 15, 2045 issued by Medtronic, Inc. on December 10, 2014 and guaranteed by Medtronic plc and Luxco (the “Outstanding 2045 Notes” and, together with the Outstanding Floating Rate Notes, the Outstanding 2018 Notes, the Outstanding 2020 Notes, the Outstanding 2022 Notes, the Outstanding 2025 Notes, and the Outstanding 2035 Notes, the “Outstanding Notes”), respectively.

The Exchange Notes are to be issued under an indenture dated as of December 10, 2014, between Medtronic, Inc. and Wells Fargo Bank, National Association, as trustee (the “Trustee” and such indenture, the “Base Indenture”), as supplemented by the first supplemental indenture dated as of December 10, 2014 (the “First Supplemental Indenture” and together with the Base Indenture, the “Original Notes Indenture”) between Medtronic, Inc. and the Trustee, as further supplemented by the second supplemental indenture dated January 26, 2015 (the “Second Supplemental Indenture”) between Medtronic plc and the Trustee, providing for the guarantee of the Exchange Notes by Medtronic plc, and as further supplemented by the third supplemental indenture dated January 26, 2015 (the “Third Supplemental Indenture” and together with the Original Notes Indenture and the Second Supplemental Indenture, the “Luxco Guaranteed Indenture”) between the Company and the Trustee, providing for the guarantee of the Exchange Notes by Luxco. The Luxco Guaranteed Indenture includes the guarantee of the Exchange Notes by Luxco.

Page | 2

Unless otherwise defined herein, terms used herein and defined in the Registration Statement shall have the same meaning as ascribed to them therein.

In this opinion letter, we render no opinion on European law (other than those laws being applicable in Luxembourg), nor do we opine on Luxembourg or European anti-trust and tax law.

We render this opinion letter at the request of the Company. Headings in this opinion letter are for ease of reference only and shall not affect the interpretation hereof. In arriving at the opinions expressed below, we have examined and relied on copies or originals of the following documents:

1.	An executed version received by electronic mail (“e-mail”) of the Base Indenture;

2.	An executed version received by e-mail of both the First Supplemental Indenture and Second Supplemental Indenture;

3.	An executed version, received by e-mail of the Third Supplemental Indenture, including the guarantee of the Exchange Notes by Luxco provided for therein (the “Luxco Guarantee”);

4.	The Registration Statement and the documents filed as exhibits thereto;

5.	An executed copy of the written resolutions of the general partner of Luxco, Medtronic Global Holdings GP S.à r.l., effective as of July 7, 2015 approving, inter alia, the execution and filing of the Registration Statement by the Company (the “Luxco Board Resolutions”);

6.	An executed copy of the (i) resolutions of the Board of Managers of Medtronic Global Holdings GP S.à r.l. dated January 26, 2015, and (ii) resolutions of the general partner of Luxco dated January 26, 2015, (together, the “Prior Board Resolutions”, and together with the Luxco Board Resolutions the “Board Resolutions”);

7.	A copy of the deed of incorporation of Luxco (containing the articles of association of Luxco) dated October 7, 2014 being the constitutional document of Luxco, as well as a copy of the Amended and Restated Articles of Association of Luxco dated as at June 26, 2015. Such deed has been registered with the Luxembourg Trade and Companies Register on 21 October 2014 (the “Luxco Deed of Incorporation”);

8.	An electronic version of the excerpt on file at the Luxembourg Trade and Companies Register (the “Trade Register”) dated July 17, 2015 regarding Luxco as detailed in the Searches Section of this letter (the “Luxco Company Excerpt”);

Page | 3

9.	An electronic version of the certificate of non-registration of judicial decision with the Trade Register (certificat négatif) relating to Luxco dated July 17, 2015 (the “Luxco Certificate”);

10.	A copy of the register of shares of Luxco (the “Luxco Register”);

11.	A copy of the deed of incorporation of Medtronic Global Holdings GP S.à r.l. (containing the articles of association of Medtronic Global Holdings GP S.à r.l.) dated October 7, 2014 being the constitutional document of Medtronic Global Holdings GP S.à r.l., as well as a copy of the Amended and Restated Articles of Association of Medtronic Global Holdings GP S.à r.l. dated as at June 26, 2015. Such deed has been registered with the Luxembourg Trade and Companies Register on 17 October 2014 (the “Parent Deed of Incorporation”);

12.	An electronic version of the excerpt on file at the Trade Register dated July 17, 2015 regarding Medtronic Global Holdings GP S.à r.l. as detailed in the Searches Section of this letter (the “Parent Company Excerpt”);

13.	An electronic version of the certificate of non-registration of judicial decision with the Trade Register (certificat négatif) relating to Medtronic Global Holdings GP S.à r.l. dated July 17, 2015 (the “Parent Certificate”);

14.	A copy of the shareholders’ register of Medtronic Global Holdings GP S.à r.l. (the “Parent Register”); and

15.	A copy of the General Partner’s Certificate issued by Medtronic Global Holdings GP S.à r.l. dated as at July 17, 2015.

The documents under 1) through 15) above are hereinafter collectively referred to as the “Documents” and each individually a “Document”. The documents under 1) to 3) (included) above are hereinafter referred to as the “Transaction Documents”. The documents under 4) through 15) above are hereinafter referred to as the “Corporate Documents” and each individually a “Corporate Document”.

Assumptions

In examining and describing the above documents and in giving the opinions stated below, we have, to the extent necessary to form the opinions given below, with your permission, assumed the following:

(i)	the genuineness of all signatures on all Documents and the authenticity, completeness and accuracy of all the Documents submitted to us as originals, and the conformity with original documents of all Documents submitted to us as copies or facsimile copies thereof.

Page | 4

(ii)	that the persons who purported to have signed the Transaction Documents have in fact effectively signed them.

(iii)	the power, capacity (corporate and otherwise) and authority of all parties (other than Company) to enter into the Transaction Documents and to perform their obligations thereunder, the legal capacity of all individuals who signed documents on which we have expressed reliance (including those individuals acting on behalf of Company) and that (i) the Transaction Documents have been duly authorized and validly executed and delivered (where relevant) by all parties thereto (other than Company) and (ii) under any applicable law other than the laws of Luxembourg the Transaction Documents have been duly executed and delivered (where relevant) by each of the parties thereto (including the Company).

(iv)	that each party to the Transaction Documents (other than the Company) has been duly incorporated and organized, and is validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation and of the jurisdiction of its principal place of business.

(v)	that at the time when the Luxco Deed of Incorporation was signed, each person who is a party to or signatory of the Luxco Deed of Incorporation had the legal capacity to sign such document and to perform all juristic acts contemplated thereby and has validly signed such document.

(vi)	that no defect is attached to the incorporation of the Company nor to the Luxco Deed of Incorporation which has been executed by a Luxembourg civil law notary (notaire).

(vii)	the accuracy and completeness of the Corporate Documents and the factual matters certified or evidenced thereby and in particular, but not limited to, those factual matters contained in the Board Resolutions at the date hereof.

(viii)	that the obligations created under or pursuant to the Transaction Documents constitute legal, valid, binding obligations of each of the parties thereto (including Luxco), against the respective parties thereto (including Luxco) in accordance with their terms, under all applicable laws, and in particular, but without limitation, under their governing law.

Page | 5

(ix)	the due compliance with all matters (including without limitation the obtaining of the necessary consents, licenses, approvals and authorizations, the making of the necessary filings, lodgments, registrations and notifications and the payment of stamp duties and other documentary taxes) under any law other than the laws of Luxembourg as may relate to (a) the Transaction Documents and their lawful execution, (b) the parties thereto (including the Company) or other persons affected thereby, or (c) the creation of legal, valid and binding obligations of all parties to the Transaction Documents (including the Company) enforceable against such parties in accordance with its terms.

(x)	that insofar as any obligation under the Transaction Documents is to be performed in any jurisdiction outside Luxembourg, such performance will not be illegal or in contradiction with the public policy under the laws of that jurisdiction and that neither the Transaction Documents nor any of the transactions contemplated thereby (whether individually or seen as a whole) are or will result in a breach of the laws (including, for the avoidance of doubt, tax laws) to which they are expressed to be subject (other than Luxembourg law) or of any other relevant laws (other than Luxembourg law), or are intended to avoid the applicability or the consequences of such laws in a manner that is not permitted under such laws.

(xi)	that all parties entered into the Transaction Documents for bona fide commercial reasons and on arm’s length terms.

(xii)	that none of the Documents has been amended, supplemented, replaced or varied, nor has any of the Documents been revoked, rescinded or declared null and void as at the date hereof.

(xiii)	that the manner of execution of the Transaction Documents is valid and effective under its governing laws and under any other law which may have been applicable according to the place of execution (excluding Luxembourg laws).

(xiv)	that each of the parties to the Transaction Documents (which, for the avoidance of doubt, includes the Company) is not or will not be (by reason of the execution of the transactions contemplated by the Transaction Documents) in breach of any of its obligations under any existing or simultaneous contractual arrangements to which it is a party.

(xv)	that all contractual obligations created under or pursuant to the Transaction Documents are executed and will be performed in good faith by the parties thereto (which, for the avoidance of doubt, includes the Company) and without committing any fraud or cheating.

Page | 6

(xvi)	that the real place of effective management and control as well as of the central administration (in the meaning of the Luxembourg law dated 10 August 1915 on Commercial Companies (the “Law”)) of the Company is not located outside of Luxembourg.

(xvii)	that nothing in this opinion is affected by the provisions of any law other than the laws of Luxembourg.

We have not investigated or verified the accuracy of the facts, representations and warranties set out in the Documents and to the extent that the accuracy of such facts, representations and warranties and of any facts stated in any other document on which we have reasonably relied in giving this opinion, is relevant to the contents of this opinion, we have assumed that such facts are correct.

Searches

We have relied upon the data contained in the Luxco Company Excerpt, the Parent Company Excerpt, the Luxco Certificate and the Parent Certificate issued, in electronic form, by the Trade Register, dated July 17, 2015 in relation to Luxco and Medtronic Global Holdings GP S.à r.l. We have also relied upon the data contained in the Luxco Register and the Parent Register.

Opinion

Based upon and subject to the foregoing and subject to any matters, documents or events not disclosed to us by the parties concerned and having regard to such legal consideration as we deem relevant, and subject to the qualifications listed below, we are of the opinion that with respect to the Luxco Guarantee as provided for under the Transaction Documents:

1.	Luxco is a company duly incorporated in Luxembourg for an unlimited duration under the form of a corporate partnership limited by shares (société en commandite par actions) and is validly existing under the laws of Luxembourg.

2.	Luxco has:

(i)	the corporate power, authority and capacity to enter into and execute the Transaction Documents to which it is expressed to be a party and to undertake, perform and observe the obligations expressed to be assumed by it therein; and

(ii)	taken all necessary corporate action to enable it to enter into and execute the Transaction Documents to which it is expressed to be a party and to undertake, perform and observe the obligations expressed to be assumed by it therein.

3.	The Transaction Documents to which Luxco is expressed to be a party have been validly executed on behalf of Luxco.

Page | 7

Qualifications

The opinions expressed above are subject to the following qualifications:

(i)	Any issues of liability arising hereunder or interpretation of this opinion letter shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

(ii)	The courts of and in Luxembourg have exclusive jurisdiction with respect to any matter in relation to any dispute over the contents and/or the construction of this opinion letter.

(iii)	We express no opinion as to any laws other than the laws of Luxembourg (including European Union law having direct effect in Luxembourg) as in force at the date of this opinion. We express no opinion as to, nor have we taken into account, the implication of any pending or foreshadowed legislative or regulatory proposal or amendment, or of any litigation, pending hearing or judgment. We have investigated neither the laws of any jurisdiction other than Luxembourg (including European Union law having direct effect in Luxembourg), nor the truthfulness of any representation, warranty, or covenant made by the parties to the Documents, nor any matter of fact. No opinion is given on commercial, competition, accounting, tax or non-legal matters or on the ability of the parties to meet their financial or other obligations under the Documents.

(iv)	The Luxco Company Excerpt and the Luxco Certificate delivered by the Trade Register do not provide conclusive evidence as to whether or not Luxco (i) has been dissolved (dissolution), (ii) ceased to exist pursuant to a merger (fusion) or a division (scission), (iii) has its assets placed under administration or that (iv) no judicial decision has been filed prior to that date with the Trade Register (1) declaring that Luxco (1a) is subject to insolvency proceedings (faillite) within the meaning of Articles 437 ff. of the Luxembourg Commercial Code or any other insolvency proceedings pursuant to the Insolvency Regulation, (1b) is subject to controlled management (gestion contrôlée) within the meaning of the grand ducal regulation of 24 May 1935 on controlled management, (1c) has entered into a voluntary arrangement with its respective creditors (concordat préventif de faillite) within the meaning of the law of 14 April 1886 on arrangements to prevent insolvency, as amended, (1d) has been granted a suspension of payments (sursis de paiement) within the meaning of Articles 593 ff. of the Luxembourg Commercial Code and limitation by general principle of bankruptcy, (1e) is subject to

Page | 8

judicial liquidation in accordance with Article 203 of the Company Law, or (1f) is subject to any similar foreign law proceedings in accordance with the Insolvency Regulation or (2) appointing an ad hoc manager in relation to Luxco. The Luxco Company Excerpt and the Luxco Certificate support items (i) through (iv) of this assumption for the period up to the day before the day on which they are issued. However, this information does not constitute conclusive evidence that the events set out in items (i) through (iv) have not occurred.

(v)	Powers of attorney, which are expressed to be irrevocable, insofar as they extend to the performance of legal acts which are in the interest of the grantor of such power of attorney, may be revoked which revocation may give right to damages for the attorney depending on the circumstances.

(vi)	In issuing this opinion letter we do not assume any obligation to notify or to inform you of any developments subsequent to its date that might render its contents untrue or inaccurate in whole or in part at such time.

(vii)	In this legal opinion, some Luxembourg legal concepts are expressed in English terms and not in their original French terms. Terms and expressions of law and of legal concepts as used in this legal opinion have the meaning attributed to them under the laws of Luxembourg and this legal opinion should be read and understood accordingly. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This legal opinion may, therefore, only be relied upon under the express condition that any issue of interpretation or liability arising hereunder will be governed by Luxembourg law and be brought before a Luxembourg court.

(viii)	This opinion speaks as of the date first stated above.

(ix)	This opinion is strictly limited to the matters set forth herein and no opinion may be inferred or implied beyond that expressly stated herein.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Yours sincerely,

/s/ Weidema van Tol Luxembourg S.à r.l.

Page | 9